



SAMSUNG

ELECTRONICS

07020200

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

January 4, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Hyo Jung Lim

Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7531
Fax) 82-2-727-7427
Email) hj4.lim@samsung.com

PROCESSED

JAN 1 0 2007

THOMSON
FINANCIAL



ELECTRONICS

Q4 2006 Earnings Release Notice

Samsung Electronics will release Q4 2006 earnings results in Korean at the

International Conference Hall on the 1st Floor of the Korean Exchange at 4:00 p.m.

on January 12, 2007.

※ Q4 2006 earnings conference call will be webcasted live in English at 10:00 a.m.

on the same day.